188 E. Blaine Street, Ste 200 Seattle, WA 98102 O 206 788 4545

September 30, 2021

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington D.C. 20549

Attention:
Ms. Sasha Parikh
Mr. Kevin Vaughn

Re:	Alpine Immune Sciences, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed March 18, 2021
File No. 001-37449

Dear Ms. Parikh and Mr. Vaughn:

This letter sets forth the response of Alpine Immune Sciences, Inc. (the “Company”) to the comment raised in the letter dated September 20, 2021 (the “Comment Letter”) from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) related to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed on March 18, 2021 (the “2020 Form 10-K”). Set forth below is the Company’s response to the Staff’s comment as set forth in the Comment Letter. To facilitate your review, the Staff’s comment set forth in the Comment Letter is reprinted below in italics, and is followed by the corresponding response from the Company.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.
Financial Overview
Research and Development Expenses, page 74

1.Please disclose the costs incurred during each period presented for each of your key research and development projects. If you do not track your research and development costs by project, please disclose that fact and explain why you do not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e. by nature or type of expense) which should reconcile to total research and development expense on the Statements of Operations.

Response:

The Company respectfully acknowledges the Staff’s comment and the Company undertakes to provide the following tabular and narrative disclosure in its future periodic reports filed with the Commission beginning with its Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “2021 Form 10-K”).

The Company has historically tracked its research and development costs under its various programs on an aggregate basis and not on a project-by-project basis. Its considerations for doing so are as follows:

•the Company is a clinical-stage company and recently initiated NEON-1, its first clinical trial with ALPN-202 derived from the Company’s novel scientific platform in patients that started in mid-2020. A prior study was performed in healthy volunteers with ALPN-101, also derived from the Company’s scientific platform and was
Leading the Next Evolution of Immunotherapies

determined as supportive of the program and platform, however, was not in a patient population with the primary outcome of the study evaluating safety.
•the Company uses cash flow as the primary measure to manage its business and the Company’s management historically has received and reviewed its results of operations as a whole and not on a project-by-project basis when making decisions about allocating resources and assessing performance of the Company’s ability to operate; and
•for accounting purposes, the Company reports its development programs on an aggregate basis.

During the six months ended June 30, 2021, the Company’s research and development costs have substantially increased, and management expects continued increases in future periods, including for the remaining six months of 2021. Based on these increases and the advancement of several of its programs into clinical trials, Company management already has initiated efforts to expand its disclosure of the types of research and development costs incurred and the concentration of the effort expended on a project-by-project basis. Below please find the proposed expanded research and development disclosure that the Company expects to include in its 2021 Form 10-K.

Financial Overview

Research and Development Expenses

We focus our resources on research and development activities, including the conduct of preclinical studies, product development, regulatory support and clinical trials for our product candidates. We recognize our research and development expenses as they are incurred.

Our research and development expenses consist of:

•employee-related expenses, including salaries, benefits, taxes, travel, and stock-based compensation expense for personnel in research and development functions;
•expenses related to process development and production of product candidates paid to contract manufacturing organizations;
•costs associated with preclinical activities and regulatory operations, including the cost of acquiring, developing, and manufacturing research material;
•clinical trials and activities related to regulatory filings for our product candidates; and
•allocation of facilities, overhead, depreciation, and amortization of laboratory equipment and other expenses.

The table below summarizes our research and development expenses for the periods indicated. Our direct research and development expenses consist primarily of expenses incurred pursuant to agreements with third-party manufacturing organizations prior to receiving regulatory approval for a product candidate, contract research organizations, or CROs, clinical trial sites, collaborators, and consultants. Other direct costs included direct research and development costs incurred before a selected product candidate begins clinical trials.

We use our employee and infrastructure resources across multiple research and development programs that we are advancing in parallel, and therefore do not allocate salaries, stock-based compensation, employee benefit expenses or other indirect costs related to our research and development to specific product candidates. These expenses are included in indirect research and development expense by type in the table below.

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Our research and development expenses are summarized as follows (in thousands):

Year Ended December 31,
	2021	2020	2019
Direct research and development expense by program:
ALPN-101	$ XXX	$ XXX	$ XXX
ALPN-202	XXX	XXX	XXX
ALPN-303	XXX	XXX	XXX
Other	XXX	XXX	XXX
Total direct research and development expense by program	XXX	XXX	XXX
Indirect research and development expense by type:
Personnel-related costs	XXX	XXX	XXX
Research and development supplies and services	XXX	XXX	XXX
Allocated facility, equipment, travel and other expense	XXX	XXX	XXX
Total indirect research and development expense	XXX	XXX	XXX
Total research and development expense	$ XXX	$ XXX	$ XXX
Note: XXX in the above table represents illustrative financial information and the Company will populate financial numbers while presenting in its future filings, beginning with its 2021 Form 10-K.

We expect our research and development expenses to increase for the foreseeable future as we continue to develop our platform and product candidates.

The successful development of our platform and product candidates is highly uncertain. At this time, we cannot reasonably estimate the nature, timing, or costs of the efforts necessary to finish developing any of our product candidates or the period in which material net cash, if any, from these product candidates may commence. This is due to the numerous risks and uncertainties associated with developing therapeutics, including the uncertainty of:

•the scope, rate of progress, expense, and results of clinical trials;
•the scope, rate of progress, and expense of process development and manufacturing;
•preclinical and other research activities; and
•the timing of regulatory approvals.

* * *

Leading the Next Evolution of Immunotherapies

Additionally, the Company will continue to provide disclosures about increases or decreases in research and development spend as compared with the prior period in the Results of Operations.

The Company respectfully requests the Staff’s assistance in completing the review of this response letter. Please contact me at (206) 354-9657 or paul.rickey@alpineimmunesciences.com with any questions regarding the Company’s responses to the Staff’s comments or if you require further information. Thank you in advance for your attention to the above.

Sincerely,
Alpine Immune Sciences, Inc.

/s/ Paul Rickey

Paul Rickey
Senior Vice President and Chief Financial Officer
Leading the Next Evolution of Immunotherapies